Exhibit 99.1

BioBlast Pharma Strengthens Leadership Team and Announces Key Organizational Changes

Significant Evolution of Senior Leadership Team in 2015

Co-Founders Transition Company to Globally-Experienced Executives

New Haven, CT – November 16, 2015 – BioBlast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage biotechnology company developing meaningful therapies for patients with rare and ultra-rare genetic diseases, announced the appointment of three new senior executives to its leadership team: Warren Wasiewski, M.D. as Chief Medical Officer and Vice President, Research & Development, Leigh Cherry as Vice President Manufacturing, and Stacey Jurchison as Vice President, Investor Relations & Corporate Communications. Recently, the company also announced the appointments of Paul Firuta as Chief Commercial Officer, and Theresa (Terri) Stevens as Chief Corporate Development Officer. All are U.S.-based positions with global responsibilities.

Dr. Wasiewski and Ms. Cherry will succeed Dr. Dalia Megiddo, a Company co-founder, who until now, has been Chief Development Officer and head of manufacturing, as well as Prof. Zohar Argov, who has been the Company’s Chief Medical Officer. Going forward, Dr. Megiddo is expected to serve as an advisor to the Company and will continue to serve as a member of the Company’s board of directors. Prof. Argov will become Special Medical Advisor to the CEO and will be a member of the Company’s Scientific Advisory Board.

Udi Gilboa, also a co-founder of the Company, who is currently the Chief Financial Officer, will transition to a special advisor role once a successor has been appointed. He will continue as a member of the Company’s board of directors.

“It is my pleasure to welcome Warren, Leigh, and Stacey, to the Company and the senior leadership team. Each has impressive global senior leadership experience, and I am very much looking forward to working collaboratively with them to advance our strategic and operational goals and accelerate our development and growth,” said Colin Foster, President & CEO BioBlast.

“This is an important time in the evolution of our company as our two co-founders, Dr. Dalia Megiddo and Udi Gilboa, transition their responsibilities to a new executive team. I’m thoroughly grateful for all that they have done in founding and leading our Company over the last several years. They deserve full credit in establishing the rich portfolio of platforms and drug candidates we have in development today,” Mr. Foster continued.

“I am extremely proud of our Company’s achievements since inception,” said Dr. Megiddo. “With a robust portfolio of four drug candidates in development, targeting five indications, across three unique technology platforms, I believe that BioBlast is well positioned to create meaningful value, and that this is the appropriate time for me to transition my day-to-day operational responsibilities to the new team, while I continue to nurture and support the team’s efforts as an advisor and board member going forward,” Dr. Megiddo stated.

“It is a rare event that a co-founder gets to see his creation put into the hands of such a truly world-class team,” said Mr. Gilboa. “While I remain CFO until my successor is found, I know that, at the right time, I will be leaving the daily operations in good hands, with people who have the track records to achieve great things for our company,” he concluded.

Warren Wasiewski, M.D. is a Board Certified Pediatric Neurologist with twenty-two years of clinical experience in Pediatric Neurology and fifteen years of experience in the pharmaceutical industry. Most recently, Dr. Wasiewski was Chief Medical Officer and Executive Vice President of Clinical Development for Neurotrope BioScience, leading its Alzheimer’s disease program as well as two orphan indications. Prior to this, he was Vice President of Clinical Development for Neurology at Alexion Pharmaceuticals, and earlier, Senior Medical Director for Astra Zeneca in Neurology. His clinical career spans both academic and private practice as an Associate Professor of Pediatrics at Penn State Children’s Hospital and Chair of Pediatrics at Lancaster General Hospital. His pharmaceutical experience has spanned all aspects of drug development including all four phases of clinical development, establishing global regulatory strategy, assessment of business development opportunities, mergers, and raising capital to support clinical programs. He has extensive clinical trial design experience and expertise including study design for orphan indications. Dr. Wasiewski has a B.A. from Rutgers College, an M.S. from State University of New York Downstate Medical Center, and an M.D. from State University of New York, at Buffalo.

Leigh Cherry has extensive experience in biopharmaceutical manufacturing and supply operations from her previous roles at Merck, including small molecules, vaccines and biologics.  Most recently she served as the Executive Director and Value Chain Leader for Merck’s $10B+ primary care product portfolio, driving supply chain design, improvements and new product launches across this broad portfolio.  Prior to that role, she led Merck’s Business Development and Alliance Management function within manufacturing, playing a role in the execution of over 100 business development transactions and management of 25 global alliance partners.  Ms. Cherry spent over a decade leading hands-on manufacturing operations including leadership of Merck’s largest bacterial and recombinant bulk vaccine manufacturing facility in West Point, PA, as well as leadership of solid dosage manufacturing and aseptic filling operations for vaccines and sterile ophthalmic products.  Ms. Cherry holds a B.S. in Electrical Engineering from Lafayette College and an M.B.A. from Harvard Business School.

Stacey Jurchison brings to BioBlast approximately 20 years of specialized biotechnology-focused investor relations and corporate communications experience in small/mid-cap biopharmaceutical companies spanning R&D-centric through commercial enterprises. Most recently, she served from 2005 to 2015 as Director, Corporate Communications and Investor Relations at PharmAthene, Inc., a biodefense company developing medical solutions to augment the nation’s health security. Prior to that, from 1998 to 2005, Ms. Jurchison served as Senior Director of Corporate Communications and Investor Relations at Guilford Pharmaceuticals, a fully integrated biopharmaceutical company acquired by MGI Pharma in 2005. She holds a B.Sc. from the University of Toronto.

About BioBlast

BioBlast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The company is rapidly building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable diseases. The BioBlast platforms are based on deep understandings of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. For more information please visit the Company’s website, www.bioblast-pharma.com, the content of which is not incorporated herein by reference.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward looking statements when it discusses the plans to transition responsibilities to new executives and transition of its co-founders into advisor roles, building a broader orphan disease-focused biopharmaceutical company, building a diverse portfolio of products candidates with the potential to address unmet medical needs for incurable diseases, and that the Company’s platforms potentially offer solutions for several diseases that share the same biological pathology. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or those historic results referred to in this press release would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on BioBlast Pharma Ltd.’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of BioBlast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading “Risk Factors” in BioBlast Pharma’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2015, and in any subsequent filings with the SEC. Except as otherwise required by law, BioBlast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

CONTACT:

U.S. Investor Contact

Michael Rice

Founding Partner

LifeSci Advisors, LLC

mrice@lifesciadvisors.com

1.646.597.6979